EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                            MARCH 31, 1997 AND 1996

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                  CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                                 (in thousands)



                                                       March 31,  December 31,
                                                         1997         1996
                                                      (Unaudited)    (Note)
Assets
  Cash and cash equivalents                          $   1,652    $   1,478
  Other assets                                           5,092        4,956
  Investments in limited partnerships                       12          336
  Investment properties:
    Land                                                10,841       10,841
     Buildings and related personal property            90,119       89,443
                                                       100,960      100,284
    Less accumulated depreciation                      (59,360)     (58,187)
                                                        41,600       42,097

                                                     $  48,356    $  48,867

Liabilities and Partners' Deficit
Liabilities
  Accounts payable and accrued liabilities           $   1,947    $   1,793

  Mortgage notes and interest payable                   33,204       33,395
  Master loan and interest payable                     221,938      216,775
                                                       257,089      251,963
Partners' Deficit
  General partner                                       (2,073)      (2,017)
  Limited partners                                    (206,660)    (201,079)
                                                      (208,733)    (203,096)

                                                     $  48,356    $  48,867

Note: The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements

b)                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)


                                                          Three Months Ended
                                                               March 31,
                                                          1997           1996
Revenues:
  Rental income                                       $  4,477       $  4,199
  Other income                                              26             20
      Total revenues                                     4,503          4,219

Expenses:
  Operating                                              2,544          2,730
  General and administrative                               134            125
  Depreciation and amortization                          1,319          1,265
  Interest                                               6,143          5,718
      Total expenses                                    10,140          9,838

      Net loss                                        $ (5,637)      $ (5,619)

Net loss allocated to general partner (1%)            $    (56)      $    (56)
Net loss allocated to limited partners (99%)            (5,581)        (5,563)

                                                      $ (5,637)      $ (5,619)

          See Accompanying Notes to Consolidated Financial Statements


c)                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)


                                          General    Limited
                                          Partner    Partners     Total

Partners' deficit at December 31, 1995   $(1,797)  $(179,265)  $(181,062)

Net loss for the three months ended
  March 31, 1996                             (56)     (5,563)     (5,619)

Partners' deficit at March 31, 1996      $(1,853)  $(184,828)  $(186,681)


Partners' deficit at December 31, 1996   $(2,017)  $(201,079)  $(203,096)

Net loss for the three months ended
  March 31, 1997                             (56)     (5,581)     (5,637)

Partners' deficit at March 31, 1997      $(2,073)  $(206,660)  $(208,733)

          See Accompanying Notes to Consolidated Financial Statements

d)                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)


                                                           Three Months Ended
                                                               March 31,
                                                             1997      1996
  Cash flows from operating activities:
     Net loss                                              $(5,637)  $(5,619)
     Adjustments to reconcile net loss to net
        cash provided by operating activities:
          Depreciation and amortization                      1,346     1,269
          Change in accounts:
            Other assets                                      (280)      370
            Accounts payable and accrued liabilities           153       237
            Interest on master loan                          5,488     5,166
            Interest payable                                  (115)      (48)

               Net cash provided by operating activities       955     1,375

  Cash flows from investing activities:
     Property improvements and replacements                   (676)   (1,208)
     Distributions from investment in limited partnerships     324        --

               Net cash used in investing activities          (352)   (1,208)

  Cash flows from financing activities:
     Principal payments on notes payable                       (76)     (115)

     Principal payments on Master Loan                        (324)      (74)
     Loan costs paid                                           (29)      (11)

               Net cash used in financing activities          (429)     (200)

  Net increase (decrease) in cash and cash equivalents         174       (33)

  Cash and cash equivalents at beginning of period           1,478     2,132
  Cash and cash equivalents at end of period               $ 1,652   $ 2,099

  Supplemental disclosure of cash flow information:
  Cash paid for interest                                   $   742   $   597

          See Accompanying Notes to Consolidated Financial Statements

e)                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)



NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Concap Equities, Inc. (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997.

Certain reclassifications have been made to the 1996 information to conform to the 1997 presentation.

Consolidation

In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"), as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. CCEP/2 paid property management fees based upon collected gross rental revenues for property management services in each of the three month periods ended March 31, 1997 and 1996. Fees paid to affiliates of Insignia during the three month periods ended March 31, 1997 and 1996, are included in operating expenses on the consolidated statement of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities. These reimbursements are included in general and administrative expense on the consolidated statement of operations. The General Partner, and its current affiliates, received reimbursements for the three months ended March 31, 1997 and 1996, as reflected in the following table.

Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advisory and consulting services for CCEP/2's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                  For the Three Months Ended
                                                           March 31,
                                                    1997            1996
                                                        (in thousands)

  Property management fees                          $214            $193
  Investment advisory fees                            38              39
  Lease commissions                                  142              30
  Reimbursement for services of affiliates            80              79

Included in "Reimbursement for services of affiliates" for 1997 are approximately $6,000 of construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP/2 pursuant to the Master Loan Agreement, which is described more fully in the 1996 Annual Report. No interest payments were made during the three month periods ended March 31, 1997 and 1996. (See further discussion in "Note C"). An Excess Cash Flow payment of approximately $89,000 was accrued at March 31, 1997. Payment will be made to CCIP/2 subsequent to March 31, 1997. No advances were received under the Master Loan Agreement during each of the three months ended March 31, 1997 and 1996. Principal payments of approximately $324,000 and $74,000 were made on the Master Loan during the three months ended March 31, 1997 and 1996, respectively.

The Partnership insures its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of CCEP/2's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at March 31, 1997, and December 31, 1996, are approximately $222 million and approximately $217 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow," generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the three months ended March 31, 1997, CCEP/2 paid approximately $324,000 to CCIP/2 as principal payments on the Master Loan. These payments were comprised of cash received by CCEP/2 on certain investments which is required to be transferred to CCIP/2 per the Master Loan Agreement. An Excess Cash Flow payment of approximately $89,000 was accrued at March 31, 1997.